Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of March 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: March 16  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

      ANNOUNCEMENT

2006 FOURTH QUARTER AND FULL YEAR RESULTS

AND 2007-2009 BUSINESS PLAN HIGHLIGHTS

ANALYST MEETING

THURSDAY, MARCH 22, 2007

Αthens, March 16, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, will review its 2006 fourth quarter and full year results under IFRS as well as highlights from its 2007-2009 Business Plan on Thursday, March 22, 2007, at an analyst meeting in London. The 2006 results will be released between 00:00 and 01:30 AM (GREECE) on March 22, 2007.

Participation in this event may take place via one of the following options:

On Site

Date: Thursday 22nd March 2007

Time:  11:30 AM (UK)

Location: Armourers’ Hall, 81 Coleman street, London EC2R 5BJ

All attendees register prior to the event

RSVP to: Caroline Preston, JP Morgan, Tel: +44 20 7325 8979 or e-mail to: caroline.j.preston@jpmorgan.com

Conference Call

Time: 13:30 PM (GREECE) / 12:30 PM (CONTINENT) / 11:30 AM (UK) / 7:30 AM (EASTERN US)

Greece Free Call Dial In        00800 4413 1378

UK Free Call Dial In              0800 953 0329

US callers please dial            1 866 819 7111

International Dial In             +44 (0) 1452 542 301

To participate in the Conference Call please register before the conference starts by calling:

Alternate Dial-In Back-Up numbers for the conference call:

Greece Dial In

00800 126 049

UK Free Call Dial In

0800 694 1449

US callers please dial

1 866 869 2352

International Dial In

+44 (0) 1452 560 304

Replay after the conference call:

UK callers please dial             0800 953 1533

Greek & international callers   +44 (0) 1452 550 000

US callers please dial             1 866 247 4222

Replay access code: 2097575#

Webcast

Live Webcast:  For a live and archived audio webcast  participants can log into www.ote.gr or www.ote.gr/english/investorrelations/ or www.ote.gr/greek/investorrelations

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 29, 2006. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 16, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer